# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: KORE Group Holdings, Inc., CIK 0001855457
CUSIP: 50066V305
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 1155 Perimeter Center West, 11th Floor, Atlanta, Georgia (GA), 30338
Date of event which requires filing of this statement: 07/21/2026
Amends the filing with accession number 0001104659-23-119980
Filed by CIK 0001999695
Persons authorized to receive notices and communications: Nadir Nurmohamed, Searchlight IV KOR, L.P., 745 5th Avenue - 27th Floor, New York, New York (NY), 10151, (212) 293-3730

## Reporting persons
- Searchlight IV KOR, L.P. (CIK 0001999695): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Searchlight Capital Partners IV GP AGG, LLC (CIK 0001999764): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: See Item 4
- Searchlight Capital Partners IV GP, L.P. (CIK 0001999785): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: See Item 4
- Searchlight Capital Partners IV GP, LLC (CIK 0002000946): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: See Item 4

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: KORE Group Holdings, Inc.
Address of issuer's principal executive offices: 1155 Perimeter Center West, 11th Floor, Atlanta, Georgia (GA), 30338
Comment: This Amendment No. 10 (this "Amendment No. 10") to Schedule 13D amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on November 20, 2023, as amended by Amendment No. 1, dated as of December 15, 2023, Amendment No. 2, dated as of December 19, 2024, Amendment No. 3, dated as of August 5, 2025, Amendment No. 4, dated as of November 4, 2025, Amendment No. 5, dated as of November 25, 2025, Amendment No. 6, dated as of January 2, 2026, Amendment No. 7, dated as of February 13, 2026, Amendment No. 8, dated as of February 27, 2026 and Amendment No. 9, dated as of March 19, 2026 (as it may be amended from time to time, collectively, the "Schedule 13D"), relating to KORE Group Holdings, Inc. (the "Issuer"). Except as set forth herein, the Schedule 13D is unmodified. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

On July 17, 2026, Searchlight IV KOR exercised all of the Penny Warrants. Pursuant to the Rollover, Voting and Support Agreement that Searchlight entered into with the Company on February 26, 2026, Searchlight contributed all of the shares underlying the Penny Warrants to Parent immediately prior to the Effective Time.

On July 21, 2026, pursuant to the terms of the Merger Agreement, the Merger was consummated with the Company continuing as the surviving corporation ("Surviving Corporation"). At the Effective Time, each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) shares held by Parent or Merger Sub, including shares contributed to Parent pursuant to certain rollover agreements that were entered into in connection with the Merger, (ii) shares held by the Issuer as treasury stock and (iii) shares held by stockholders who have properly exercised and perfected appraisal rights under Delaware law) were cancelled and converted into the right to receive an amount in cash equal to $9.25 per share, without interest and subject to any applicable withholding taxes (the "Merger Consideration"). Each share of Series A-1 Preferred Stock of the Issuer, all of which shares are held by Searchlight IV KOR, L.P. ("Searchlight"), remained outstanding after the Merger.

At the Effective Time, any shares of Common Stock that were held by the Issuer as treasury stock and not held on behalf of third parties, and any shares of Common Stock and Penny Warrants owned by Parent or Merger Sub, in each case, that were issued and outstanding immediately prior to the Effective Time, ceased to exist, ceased to be outstanding, and were automatically cancelled without payment of any consideration therefor or any conversion thereof, and each of the 100 shares of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time were, as a result of the Merger and without any action on the part of the holder of such shares, automatically converted into one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

After giving effect to the Merger, Parent holds all of the outstanding common stock of the Surviving Corporation. Parent is managed by a board of directors, which the Reporting Persons do not control and, accordingly, none of the Reporting Persons have beneficial ownership of any common stock of the Surviving Corporation.

The Common Stock was suspended from trading on the New York Stock Exchange ("NYSE") prior to the opening of trading on July 21, 2026. In addition, NYSE has filed with the SEC a Notification of Removal from Listing and/or Registration under Section 12(b) of the Act on Form 25 to delist and deregister the Common Stock from NYSE. As a result, the Common Stock will no longer be listed on NYSE.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: (a) As of the Effective Time, following the consummation of the Merger, the Reporting Persons beneficially own 0 shares of common stock of the Surviving Corporation, which represents 0% of the outstanding common stock of the Surviving Corporation.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 5(a) above is hereby incorporated by reference into this Item 5(b), as applicable.
Transactions in the class effected during the past sixty days: The information set forth in Item 4 above is hereby incorporated by reference into this Item 5(c), as applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On July 21, 2026, as a result of the transactions described in Item 4 above, each of the Reporting Persons ceased to beneficially own any outstanding shares of Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Schedule 13D is hereby amended and supplemented to incorporate by reference the information set forth above in Item 4.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Act (filed previously).

Exhibit 2 Investment Agreement, dated as of November 9, 2023, by and between the Issuer and Searchlight IV KOR (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on November 9, 2023).

Exhibit 3 Amendment to Investment Agreement, dated as of December 13, 2023, by and between the Issuer and Searchlight IV KOR (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on December 13, 2023).

Exhibit 4 Amended and Restated Common Stock Purchase Warrant (Penny Warrant), dated as of December 13, 2023, issued by the Issuer to Searchlight IV KOR (incorporated by reference to Exhibit 4.2 to the Issuer's Current Report on Form 8-K filed on December 13, 2023).

Exhibit 5 Common Stock Purchase Warrant (Penny Warrant), dated as of December 13, 2023, issued by the Issuer to Searchlight IV KOR (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed on December 13, 2023).

Exhibit 6 Amended and Restated Investor Rights Agreement, dated as of November 15, 2023, by and among the Issuer, Searchlight IV KOR and certain stockholders of the Issuer (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on November 16, 2023).

Exhibit 7 Certificate of Designations of Series A-1 Preferred Stock (incorporated by reference to Exhibit 3.1 to the Issuer's Current Report on Form 8-K filed on November 16, 2023).

Exhibit 8 Certificate of Designations of Series A-2 Preferred Stock (incorporated by reference to Exhibit 3.2 to the Issuer's Current Report on Form 8-K filed on November 16, 2023).

Exhibit 9 Agreement by and between the Issuer and Searchlight IV KOR, L.P., dated as of August 1, 2025 (incorporated by reference as Exhibit 9 to Amendment No. 3 to Schedule 13D of Searchlight IV KOR, L.P. filed on August 5, 2025).

Exhibit 10 Letter to Special Committee, dated as of November 3, 2025, from Searchlight and Abry (incorporated by reference as Exhibit 10 to Amendment No. 4 to Schedule 13D of Searchlight IV KOR, L.P. filed on November 4, 2025).

Exhibit 11 Amendment to August 1 Agreement by and between the Issuer and Searchlight IV KOR, L.P., dated as of November 25, 2025 (incorporated by reference as Exhibit 11 to Amendment No. 7 to Schedule 13D of Searchlight IV KOR, L.P. filed on February 17, 2026).

Exhibit 12 Amendment No. 2 to August 1 Agreement by and between the Issuer and Searchlight IV KOR, L.P., dated as of January 2, 2026 (incorporated by reference as Exhibit 12 to Amendment No. 7 to Schedule 13D of Searchlight IV KOR, L.P. filed on February 17, 2026).

Exhibit 13 Amendment No. 3 to August 1 Agreement by and between the Issuer and Searchlight IV KOR, L.P., dated as of February 13, 2026 (incorporated by reference as Exhibit 13 to Amendment No. 7 to Schedule 13D of Searchlight IV KOR, L.P. filed on February 17, 2026).

Exhibit 14 Agreement and Plan of Merger by and between the Issuer, KONA Parent L.P. and KONA Merger Sub Co., dated as of February 26, 2026 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Commission on February 27, 2026).

Exhibit 15 Rollover, Voting and Support Agreement by and between the Issuer, Searchlight IV KOR, L.P. and KONA Parent L.P., dated as of February 26, 2026 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the Commission on February 27, 2026).

Exhibit 16 Joint Bidding and Cost Sharing Agreement by and between Searchlight Capital Partners, L.P. and ABRY Partners VII, L.P., dated as of February 26, 2026 (incorporated by reference as Exhibit 16 to Amendment No. 8 to Schedule 13D of Searchlight IV KOR, L.P. filed on March 2, 2026).

Exhibit 17 Amended and Restated Agreement by and between the Issuer and Searchlight IV KOR, L.P., dated as of February 26, 2026 (incorporated by reference as Exhibit 17 to Amendment No. 8 to Schedule 13D of Searchlight IV KOR, L.P. filed on March 2, 2026).

Exhibit 18 Rollover, Voting and Support Agreement by and between the Issuer, KONA Parent L.P. and Dotmar Investments Limited, dated as of March 17, 2026 (incorporated by reference as Exhibit 18 to Amendment No. 9 to Schedule 13D of Searchlight IV KOR, L.P. filed on March 19, 2026).

Exhibit 19 Rollover, Voting and Support Agreement by and between the Issuer, KONA Parent L.P. and Richard Burston, dated as of March 17, 2026 (incorporated by reference as Exhibit 19 to Amendment No. 9 to Schedule 13D of Searchlight IV KOR, L.P. filed on March 19, 2026).

Exhibit 20 Rollover, Voting and Support Agreement by and between the Issuer, KONA Parent L.P. and Terrdian Holdings Inc., dated as of March 17, 2026 (incorporated by reference as Exhibit 20 to Amendment No. 9 to Schedule 13D of Searchlight IV KOR, L.P. filed on March 19, 2026).

## Signatures
- Searchlight IV KOR, L.P.: /s/ Andrew Frey, Andrew Frey, Authorized Person (07/21/2026)
- Searchlight IV KOR, L.P.: /s/ Searchlight Capital Partners IV GP AGG, LLC, General Partner (07/21/2026)
- Searchlight Capital Partners IV GP AGG, LLC: /s/ Andrew Frey, Andrew Frey, Authorized Person (07/21/2026)
- Searchlight Capital Partners IV GP, L.P.: /s/ Andrew Frey, Andrew Frey, Authorized Person (07/21/2026)
- Searchlight Capital Partners IV GP, L.P.: /s/ Searchlight Capital Partners IV GP, LLC, General Partner (07/21/2026)
- Searchlight Capital Partners IV GP, LLC: /s/ Andrew Frey, Andrew Frey, Authorized Person (07/21/2026)